Exhibit 99a
                                                                     -----------

                            KINROSS GOLD CORPORATION


                         Renewal Annual Information Form



                                   May 9, 2002

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ITEM 1: COVER PAGE.........................................................COVER

ITEM 2: CORPORATE STRUCTURE..................................................2

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS..................................3

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS................................6

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION.........................44

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL
            STATEMENTS......................................................44

ITEM 7: MARKET FOR SECURITIES...............................................44

ITEM 8: DIRECTORS AND OFFICERS..............................................45

ITEM 9: ADDITIONAL INFORMATION..............................................46



CAUTIONARY STATEMENT

This document includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934 as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations are disclosed under the heading "Risk Factors" and elsewhere in the documents filed by the Company from time to time with The Toronto Stock Exchange (the "TSE"), the American Stock Exchange (the "Amex"), the United States Securities and Exchange Commission (the "SEC"), the Ontario Securities Commission (the "OSC") and other regulatory authorities.

ITEM 2: CORPORATE STRUCTURE

INCORPORATION

Kinross Gold Corporation (the "Company") is the continuing corporation resulting from the May 1993 amalgamation under the Ontario Business Corporations Act of CMP Resources Ltd, Plexus. Resources Corporation and 1021105 Ontario Corp. The Company and Falconbridge Amalco Inc. ("Falconbridge Amalco"), a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation ("FGC") and FGC Acquisition Inc. ("FGC Acquisition"), then amalgamated on December 31, 1993 by way of arrangement. The Company filed articles of amalgamation on December 29, 2000 in connection with the amalgamation with La Teko Resources Inc. ("La Teko"). The registered office and principal place of business of the Company is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

Each of the Company's operations is a separate business unit managed by its general manager, who in turn reports to the Chief Operating Officer. Exploration activities outside the operating minesites, corporate financing, tax planning and acquisition strategies are managed centrally. All of the Company's hedging activities are managed centrally. The Company's risk management programs are subject to overview by the Company's Audit Committee and the Board of Directors. Additional technical support for the various. operating and non-operating locations is provided centrally.

A significant portion of the Company's business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of the Company and their respective jurisdictions of incorporation is set out below. All subsidiaries are 100% owned unless otherwise noted. Unless otherwise indicated herein, the term "the Company" means collectively all of the subsidiaries of the Company referred to above, and such terms will be used throughout this document as if the present corporate structure and capital structure had always existed.

                              CORPORATE STRUCTURE

                                   [GRAPHIC]


ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties. At present, the three primary operating properties are located in Canada, the United States and the Russian Far East. Exploration activities are undertaken in these countries and others. The Company's principal product and source of cash flow is gold. The following paragraphs provide a history of the material acquisitions over the past three years, details on the acquisitions of the three primary mines and the general development of the business since the formation of the Company in 1993.

On September 30, 1993, the Company acquired 8.3 million common shares of FGC held by Falconbridge Limited ("Falconbridge"), representing 55.9% of the issued common shares of FGC and a convertible debenture issued by FGC with a principal amount of Cdn.$7.4 million, convertible into 2.1 million common shares of FGC for an aggregate purchase price of $17.7 million. The debenture was converted into common shares in October 1993. A subsidiary of the Company, FGC Acquisition, then entered into a plan of arrangement with FGC pursuant to which the minority shareholders of FGC received one common share of the Company for each common share of FGC and one warrant of the Company for each warrant of FGC, each warrant entitled the holder to purchase one common share of the Company at an exercise price of Cdn.$3.50 on or before December 31, 1996. The Company issued 6.5 million common shares and 3.3 million warrants in connection with this arrangement. The Company then amalgamated with Falconbridge Amalco, the corporation resulting from the amalgamation of FGC and FGC Acquisition. FGC owned various mining properties, including the Hoyle Pond and Bell Creek mines in Ontario and the Blanket mine in Zimbabwe.

On June 1, 1998, a wholly owned subsidiary of the Company merged (the "Kinam Merger") with Kinam Gold Inc. ("Kinam"), formerly Amax Gold Inc., (unless otherwise indicated herein, the term "Kinam" means Kinam and its subsidiaries). Concurrent with the Kinam Merger, Cyprus Amax Minerals Company ("Cyprus Amax") contributed $135.0 million to Kinross in exchange for 35.0 million common shares of the Company and 8.8 million common share purchase warrants (the "Recapitalization") and 38.1 million common shares of the Company were issued pursuant to a public offering (the "Equity Financing"). As a result of the Kinam Merger, the Recapitalization and the Equity Financing, the Company issued 165.2 million common shares, representing approximately 56.4% of the common shares outstanding after the Kinam Merger, in addition to the common share purchase warrants to acquire 8.8 million common shares of the Company issued to Cyprus Amax, which subsequently expired unexercised. The purchase price of the Kinam Merger was $337.9 million. Kinam owned various mining properties including the Fort Knox mine near Fairbanks Alaska, a 50% interest in the Refugio mine in Chile and a 50% interest in the Kubaka mine located in the Russian Far East.

On December 16, 1998, the Company acquired an additional 3% of Omolon Gold Mining Company ("Omolon") from a Russian shareholder of Omolon in consideration for settling obligations of the Russian shareholder of $3.8 million, thereby increasing its interest in Omolon to 53%. Repayment of the $3.8 million owing to the Company by the Russian shareholder will be made from the Russian shareholder's share of dividends from Omolon, provided the Russian partner has first repaid their obligation to the Magadan administration. On December 31, 1999, the Company acquired a further 1.7% of Omolon for cash of $0.3 million increasing its ownership interest to 54.7%.

On February 26, 1999, the Company through a wholly-owned subsidiary, acquired, by way of arrangement, a direct and indirect 100% interest in La Teko. The purchase price of $26.4 million was satisfied by the issuance from treasury of
10.5 million common shares of the Company and payment of transaction costs of $0.5 million. The major assets of La Teko were its 35% interest in the True North property, and its 100% interest in the Ryan Lode property both located in Alaska.

On June 28, 1999, the Company acquired an additional 65% interest in the True North property for total cash consideration of $28.1 million, thereby increasing its interest in the True North property to 100%.

On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. ("Pamour") for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas.

On December 7, 2001, the Company acquired a 100% interest in the George/Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 Common Shares of the Company valued at $3.8 million.

The Company's long-term financial objective is growth in cash flow and a return to earnings per share through successful exploration, acquisitions and development of existing and acquired properties. Mine operating plans focus on maximizing the pre-tax cash flow return on investment over the life of the business unit. The Company's key performance measure is cash cost per unit of production.

The Company's operations and reserves are impacted by changes in metal prices. Over the past three years, gold has averaged $276 per ounce and was $277 per ounce on the last trading day of 2001. Subsequent to the end of 2001, gold has traded above $300 per ounce. The Company used a forecast of $300 per ounce as a long-term price at the end of 2001 to estimate reserves and assess mining assets for impairment. The Company used a forecast of $300 per ounce in 2000 and $325 per ounce in 1999. In each of the three years write-downs of the carrying values of certain mining assets were required.

In 2001, the Company recorded write-downs of $16.1 million, including $11.8 million relating to the Blanket mine due to the Company's inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest. The balance of the write-down included additional reclamation accruals for the DeLamar mine reclamation project of $4.3 million. In 2000, the Company recorded write-downs of $72.1 million, including $36.1 million relating to the Refugio mine and the decision to suspend operations in mid 2001 and $36.0 million on various other non-core reclamation projects. In 1999, the Company recorded write-downs of $184.9 million, including $108.8 million for the Fort Knox mine, $10.7 million for the Kubaka mine, $11.2 million for the Refugio mine, $10.0 million for the

Denton-Rawhide mine, $27.7 million for the Goldbanks exploration project and $16.5 million on various other non-core assets.

The Company's share of proven and probable reserves as at December 31, 2001 was
5.7 million ounces. These estimates have been calculated using industry standard methodology and the appropriate cut off grade assuming a long-term gold price of $300 per ounce. Open pit mining operations were suspended at the Refugio mine in June of 2001 due to continued weak gold prices. Residual leaching of the leach pads will continue for the first half of 2002 and commercial production is anticipated to end early in the second half of 2002. Open pit mining will be suspended at the Kubaka mine during the second half of 2002 due to depleted reserves from the current open pit. Remnant mining of underground reserves is scheduled to start mid third quarter 2002 and continue through the end of second quarter 2003. Milling of the remaining low-grade stockpiles will commence at that time until consumed which is estimated to be in the fourth quarter of 2003. In response to the short mine life at the Kubaka operations, in 1999, the Company began an extensive exploration program looking for alternative mill feed within trucking distance to the Kubaka mill. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka mill. Exploration drilling continued in 2001. Current plans for 2002 are to continue the exploration activities at Birkachan and to commence the process of converting the current exploration license to a mining license.

Over the past several years, in response to weak gold prices, the Company has taken steps to preserve its cash balances and maintain its financial flexibility. Exploration expenditures were reduced to $7.9 million in 2001 compared to $11.4 million in 2000 and $11.1 million in 1999. In addition, capital expenditures were reduced to $30.4 million in 2001 compared to $41.6 million in 2000 and $44.0 million in 1999. The Company continues to review all mine plans to optimize cash flow and continues to look for opportunities to reduce costs or improve efficiencies.

In 2001, the Company embarked on a strategy to reduce long-term debt and reduce the outstanding convertible preferred shares of subsidiary company ("Kinam Preferred Shares"). The benefit to future consolidated results would be a reduction of interest expense, a reduced accrual of the dividends on the Kinam Preferred Shares and lower non-cash charges such as depreciation, depletion and amortization due to a negative purchase price discrepancy resulting from the transaction being applied to the carrying value of property, plant and equipment since the Kinam Preferred Shares were trading at a discount to their carrying value for financial reporting purposes. During 2001, the Company repaid $46.5 million of long-term debt and acquired 945,400 Kinam Preferred Shares with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February 2002 and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Company anticipates completing a merger between Kinam and a newly created wholly owned subsidiary of the Company in which the remaining non-affiliated shareholders will receive cash for each of their Kinam Preferred Shares. On March 28, 2002, the 652,992 Kinam Preferred Shares tendered had a book value of $35.6 million and were purchased by the Company for $10.4 million ($11.1 million including costs of the tender offer). The $24.6 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

On April 11, 2002, the Company announced it had signed a letter agreement with a wholly owned subsidiary of Placer Dome Inc. ("Placer"), Placer Dome (CLA) Limited, to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine mining camp in Timmins, Ontario, referred to herein as the Porcupine Area Joint Venture. Placer will own a 51% interest and the Company will own a 49% interest in the Porcupine Area Joint Venture, which will be operated by a Placer affiliate. Placer will contribute the Dome mine and mill and the Company will contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party's ownership interest. As of December 31, 2001 Placer reported proven and probable reserves at the Dome mine were approximately 1.3 million ounces of gold, using a gold price assumption of $275 per ounce and measured and indicated resources totaled approximately 2.1 million ounces of gold. The formation of the joint venture is subject to several conditions including due diligence, completion of a definitive agreement, and the approval of the Board of Directors of Placer and the Company.

For further information about material properties of the Company see Item 4 of this report.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

OPERATIONS

The Company's share of production from its operating properties totaled 944,803 ounces of gold equivalent during 2001 of which 44% was derived from the Fort Knox mine in Alaska, 25% from the Kubaka mine in the Russian Far East, 17% from the Hoyle Pond mine in Ontario, 7% from the Refugio mine in Chile, 4% from the Blanket mine in Zimbabwe and the balance from various other locations (see note 17 to the Consolidated Financial Statements of the Company incorporated by reference under Item 6 for details of the segment revenues, segment profit or loss and segment assets).

The following table summarizes production by the Company in the last three years.

                                           -------------------------------------
                                             2001          2000          1999
                                           -------------------------------------

Attributable gold
  equivalent production - ounces           944,803        943,798      1,012,408
Attributable gold
  production - ounces                      937,852        932,423      1,006,453
Gold sales - ounces
  (excluding equity accounted ounces)      907,149        897,428      1,006,453

Attributable gold equivalent production includes the Company's share of the production from the Denton-Rawhide mine and the Andacollo mine due to its equity held investment in Pacific Rim Mining Corp ("Pacific Rim"), formerly Dayton Mining Corporation. Included in gold equivalent production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 62.00:1 in 2001, 56.33:1 in 2000 and 53.40:1 in 1999.

The locations of the Company's material properties are shown on the map below and descriptions are set forth below. The Company holds its interests in each of these properties in accordance with industry standards.

                                   [GRAPHIC]

GOLD EQUIVALENT PRODUCTION

The following table sets forth the Company's gold equivalent production for each of its operating assets in the last three years:

                           GOLD EQUIVALENT PRODUCTION
                         FOR THE YEAR ENDED DECEMBER 31,



                                       2001          2000          1999
                                     ---------     ---------     ---------
PRIMARY OPERATIONS:

Fort Knox Mine                         411,221       362,959       351,120
Hoyle Pond Mine                        156,581       140,441       136,709
Kubaka Mine (1)                        237,162       244,641       254,625
Refugio Mine                            67,211        85,184        90,008
Blanket Mine                            39,592        34,571        37,755
                                     ---------     ---------     ---------
                                       911,767       867,796       870,217
                                     ---------     ---------     ---------

OTHER OPERATIONS:

Andacollo (2)                           11,718        21,030          --
Denton-Rawhide Mine (2)                 17,713        29,361        62,792
Hayden Hill Mine                         1,887         9,582        17,020
Macassa Mine (3)                          --            --          38,689
Guanaco Mine                             1,718        16.029        23,690
                                     ---------     ---------     ---------
                                        33,036        76,002       142,191
                                     ---------     ---------     ---------
Total gold equivalent production       944,803       943,798     1,012,408
                                     =========     =========     =========

(1)   Increased ownership interest to 53% December 1998 and to 54.7% December
      1999.
(2) The 49% interest in the Denton-Rawhide mine was sold to Pacific Rim on March 31, 2000 for common shares of Pacific Rim . As a result of this transaction and the sale to Pacific Rim of certain other assets, the Company effectively holds a 15.7 and 32.1% interest in the Denton-Rawhide and Andacollo mines, respectively at December 31, 2001.
(3)   Sold December 14, 2001.


MARKETING

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies.

The Company sells all of its refined gold to banks, bullion dealers, and refiners. The Company's sales to major customers that exceeded 10% of total sales were $148.6 million to four customers during 2001 and $92.9 million to three customers in 2000. Due to the size of the bullion market and the above ground inventory of bullion, activities by the Company will generally not influence gold prices. The Company believes that the loss of any of these customers would have no material adverse impact on the Company because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London PM fix for gold.

      YEAR                       HIGH                          LOW
      ----                       ----                          ---
      1997                      $366.55                      $283.00
      1998                      $313.15                      $273.40
      1999                      $325.50                      $252.80
      2000                      $312.70                      $263.80
      2001                      $293.25                      $255.95


MINERAL RESERVES AND MINERAL RESOURCES

The following tables sets forth the Company's mineral reserves and mineral resources for each of its properties:

PROVEN AND PROBABLE MINERAL RESERVES
Kinross Gold Corporation's Share at December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                     PROVEN                       PROBABLE                     TOTAL
                                            ----------------------------------------------------------------------------------------
                            Kinross'        Tonnes   Grade   Contained     Tonnes   Grade  Contained    Tonnes  Grade   Contained
       Property             Share %         (000)    (g/t)     (ozs)       (000)    (g/t)    (ozs)       (000)  (g/t)     (ozs)
------------------------------------------------------------------------------------------------------------------------------------
GOLD
Timmins - Canada:
       Hoyle Pond            100.0           367     13.31    157,000       554     14.04   250,000       921   13.74    407,000
       Pamour (1)            100.0           -       -         -         14,167      1.65   753,000    14,167    1.65    753,000

Fort Knox and Area-USA (2)   100.0        42,594      0.95  1,305,000    43,051      1.06 1,463,000    85,645    1.01  2,768,000
       Stockpile (3)         100.0        16,618      0.51    270,000     1,657      0.84    45,000    18,275    0.54    315,000

Kubaka - Russia (2)           54.7           166     21.55    115,000       245     19.93   157,000       411   20.58    272,000
       Stockpile (3)          54.7           446      5.44     78,000        -        -       -           446    5.44     78,000

Refugio - Chile               50.0        11,275      0.96    347,000    12,280      0.91   359,000    23,555    0.93    706,000

Blanket - Zimbabwe (4)       100.0           819      4.48    118,000     1,119      4.39   158,000     1,938    4.43    276,000
       Tailings (4)          100.0         1,582      1.04     53,000        -         -       -        1,582    1.04     53,000

Pacific Rim
      Denton Rawhide - USA    15.7         1,296      0.79     33,000        -         -       -        1,296    0.79     33,000
------------------------------------------------------------------------------------------------------------------------------------
       Total                              75,163      1.02  2,476,000    73,073      1.36 3,185,000   148,236    1.19  5,661,000
------------------------------------------------------------------------------------------------------------------------------------

SILVER

Kubaka - Russia               54.7           612      15.8    310,000       245    24.1     190,000       857   18.15    500,000

Pacific Rim
     Denton Rawhide - USA     15.7         1,296      11.3    470,000        19    16.4      10,000     1,315   11.35    480,000
------------------------------------------------------------------------------------------------------------------------------------
       Total                               1,908      12.7    780,000       264    23.6     200,000     2,172   14.03    980,000
------------------------------------------------------------------------------------------------------------------------------------

(1) Development Project
(2) In place direct mill feed
(3) Includes current stockpile and mill feed that will be stockpiled for future use.
(4) Blanket underground mine and Vubachikwe tailings


MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDING RESERVES)
Kinross Gold Corporation's Share at December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                     MEASURED                     INDICATED                    TOTAL
                                            ----------------------------------------------------------------------------------------
                            Kinross'        Tonnes   Grade   Contained     Tonnes   Grade  Contained    Tonnes  Grade   Contained
       Property             Share %         (000)    (g/t)     (ozs)       (000)    (g/t)    (ozs)       (000)  (g/t)     (ozs)
------------------------------------------------------------------------------------------------------------------------------------
GOLD

Timmins - Canada:
  Hoyle Pond Underground     100.0          352      9.98      113,000       836     9.23     248,000    1,188    9.45     361,000
       Other Underground     100.0          529      5.64       96,000     2,109     4.11     279,000    2,638    4.42     375,000
       Pamour Open Pit       100.0            -         -            -    37,619     1.53   1,847,000   37,619    1.53   1,847,000
       Other Open Pit        100.0            -         -            -     7,270     1.98     462,000    7,270    1.98     462,000

George/Goose Lake-Canada     100.0            -         -            -     4,238     9.76   1,330,000    4,238    9.76   1,330,000

United States:
   Ft. Knox and Area(5)      100.0       12,421      0.66      265,000    25,335     0.92     750,000   37,756    0.84   1,015,000
   Delamar                   100.0          610      0.61       12,000     2,199     1.92     136,000    2,809    1.64     148,000
   Goldbanks                 100.0            -         -            -    26,806     0.66     569,000   26,806    0.66     569,000

Kubaka - Russia               54.7          348      2.32       26,000        25     2.49       2,000      373    2.33      28,000

Refugio - Chile               50.0        4,575      0.75      111,000    21,810     0.75     525,000   26,385    0.75     636,000

Blanket - Zimbabwe           100.0            -         -            -     2,572     5.78     478,000    2,572    5.78     478,000

Norseman - Australia         100.0            -         -            -    26,991     1.34   1,162,000   26,991    1.34   1,162,000

Greystar Resources
   Angostura - Colombia       18.6            -         -            -     8,250     1.69     448,000    8,250    1.69     448,000

Pacific Rim
   Denton Rawhide - USA       15.7        1,123      0.55       20,000        46     0.68       1,000    1,169    0.56      21,000
   Andacollo - Chile          32.1        6,941      0.72      160,000     8,784     0.64     182,000   15,725    0.68     342,000
   Eldorado - El Salvador     32.1            -         -            -       969     7.64     238,000      969    7.64     238,000
------------------------------------------------------------------------------------------------------------------------------------
       Total                             26,899      0.93      803,000   175,859     1.53   8,657,000  202,758    1.45   9,460,000
------------------------------------------------------------------------------------------------------------------------------------
SILVER

United States:
    Delamar                  100.0          610     64.8     1,270,000     2,199    36.5    2,580,000    2,809   42.6    3,850,000
    Goldbanks                100.0           -        -           -       26,806     1.9    1,650,000   26,806    1.9    1,650,000

Kubaka - Russia               54.7          348      8.9       100,000         -      -          -         348    8.9      100,000

Greystar Resources
    Angostura - Colombia      18.6           -        -           -        8,250     6.1    1,620,000    8,250    6.1    1,620,000
    Denton Rawhide - USA      15.7        1,123      8.9       320,000        46    13.5       20,000    1,169    9.0      340,000
    Eldorado - El Salvador    32.1           -        -           -          969    56.8    1,770,000      969   56.8    1,770,000
------------------------------------------------------------------------------------------------------------------------------------
       Total                              2,081     25.26    1,690,000    38,270     6.21   7,640,000   40,351    7.19   9,330,000
------------------------------------------------------------------------------------------------------------------------------------

(5) Kinross Share is 100% except Gil property at 80% (Indicated Resource of 3.4 million tonnes containing 146,000 gold ounces)


         Mineral Reserve and Mineral Resource Notes

1. Reported reserves and resources have been calculated in accordance with: the National Instrument 43-101 under the Canadian Securities Law, and the Canadian Institute of Mining Standards ("CIM") on Mineral Resource and Reserve Definitions and Guidelines.


2. The reserves are based on an assumed long-term gold price of U.S. $300 per ounce and reflect mining dilution and mining recovery.


3. Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade(s).



                                             Average                  Average
                Producing                    Process                Gold Cutoff
                 Property                   Recovery                Grade(s) g/t
                 --------                   --------                ------------
                Hoyle Pond                    88.0%                     7.68
                Fort Knox                     85.6%                     0.43
                True North                    85.0%                     0.69

                  Kubaka                      97.5%                     3.20
                 Refugio                      67.2%                     0.48
                 Blanket                      87.0%                     3.20
              Blanket Tails                   63.0%                     n/a



4.       Unlike reserves, resources do not have a demonstrated economic value.


5. In addition to the reported measured and indicated resources, inferred resources total 115.7 million tonnes containing an estimated 5.83 million gold ounces.


6. The impact of a $25/oz. reduction in the long-term gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the long-term gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.


7. Except for "Other Sources" listed below, the Company's employees, who meet the National Instrument 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.


                               Qualified Persons Responsible for Estimated
Reserves and Resources


         Mine / Property          Name                     Title(s)
         Hoyle Pond Mine    R. Cooper, P.Eng. &     Manager Technical Services,
                            A. Still, AGO           Chief Geologist (Hoyle Pond)
         Other Timmins      A. Still, AGO           Chief Geologist (Hoyle Pond)
         Pamour             R. Cooper, P. Eng.      Manager Technical Services
                                                    (Hoyle Pond)
         Fort Knox Mine     T. Wilton, P. Geo. &    Chief Geologist (Fort Knox),
                            V. Miller, PE           Engineering Manager
                                                    (Kinross Technical Services)
         True North, Ryan
         Lode and Gil       T. Wilton, P. Geo.      Chief Geologist (Fort Knox)
         DeLamar            V. Miller, PE           Engineering Manager (Kinross
                                                    Technical Services)
         Goldbanks          V. Miller, PE           Engineering Manager (Kinross
                                                    Technical Services)
         Kubaka             V. Miller, PE & B.      Engineering Manager (Kinross
                            Falletta, PE            Technical Services),
                                                    Engineering Manager (Kubaka)
         Refugio            V. Miller, PE           Engineering Manager (Kinross
                                                    Technical Services)
         Blanket            G. Ndebele, GSZ &       Geological Manager
                            R. Dye, PE              (Blanket), Vice President
                                                    Technical Services
         Norseman           B. Butler, P. Geo. &    Sr. Geologist (Norseman),
                            T. Wilton, P. Geo.      Chief Geologist (Fort Knox)


                                  Other Sources


         George/Goose Lake  MRDI, S. Juras, P. Geo.
         Angostura          Information provided by Greystar Resources
         Dayton             Information provided by Dayton Mining Corp.


RISK FACTORS

         NATURE OF MINERAL EXPLORATION AND MINING

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate.

While discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

         ENVIRONMENTAL RISKS

The Company's mining and processing operations and exploration activities in Canada, the United States, Russia, Chile, Australia and Zimbabwe and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. The Company is currently in compliance in all material respects with all applicable environmental laws and regulations. Such compliance requires significant expenditures and increases the Company's mine development and operating costs.

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. The Company estimates its share of reclamation closure obligations at $72.9 million based on information currently available. As at December 31, 2001, the Company has accrued $55.6 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many closure projects as possible to post closure monitoring by the end of 2004.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

         RESERVE ESTIMATES

The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require the Company to take a writedown of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at the Company's mines and development projects were calculated based upon a gold price of $300 per ounce of gold. Recently, gold prices have been significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, material write downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

The estimates of proven and probable gold reserves attributable to a specific property of the Company are based on accepted engineering and evaluation principles. The amount of proven and probable gold does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

         OPERATIONS OUTSIDE OF NORTH AMERICA

The Company has mining operations in Russia, Chile and Zimbabwe and is conducting certain of its exploration and development activities in Russia, Zimbabwe and Australia. The Company believes that the governments of these countries generally support the development of their natural resources by foreign operators. There is no assurance that future political and economic conditions in these countries will not result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

In 2001, the Company recorded a writedown of $11.8 million relating to the Blanket mine due to the Company's inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company's Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company's Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

Of particular significance in Russia is the right of Russian authorities to purchase gold produced from Omolon, with payment 50% in U.S. dollars and 50% in Russian rubles at then current London gold prices. Under the terms of the Omolon purchase and sale agreement, all dore must be initially offered to Gokhran Russia ("Gokhran"), an entity responsible for precious metals and precious stones established by the Ministry of Finance of the Russian Federation. Payment for dore purchased by Gokhran has historically been made in Russian rubles (50 %) and U.S. dollars (50 %) but most recently was paid 100% in rubles and Gokhran has indicated that it has no intention of paying U.S. dollars henceforth. The dore that Gokhran does not elect to purchase may be sold domestically to licensed purchasers or exported by Omolon. During 2000, the Central Bank of Russia required that Omolon, under a grandfathered clause, repatriate back to Russia 50 % of export receipts and convert them into Russian rubles. During the year ending December 31, 2001, Omolon sold all of its gold domestically for Russian rubles.

The Company currently has political risk insurance coverage from the United States Overseas Private Investment Corporation and Multilateral Investment Guarantee Agency covering a portion of its investment in Omolon. However, there is no guarantee that the Company will continue to qualify for such insurance.

In addition, the economies of the countries of Russia, Chile or Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

         LICENSES AND PERMITS

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

         GOLD PRICES

The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold.

Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

         HISTORY OF LOSSES

The Company had net losses of $36.9 million, $126.1 million and $240.7 million for 2001, 2000 and 1999, respectively. The Company's ability to operate profitably in the future will depend on the success of its three principal mines, Fort Knox, Kubaka and Hoyle Pond, and on the price of gold. There can be no assurance that the Company will be profitable.

         TITLE TO PROPERTIES

The validity of mining claims which constitute most of the Company's property holdings in Canada, the United States, Chile, Zimbabwe, Australia and Russia may, in certain cases, be uncertain and is subject to being contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that the Company's titles, particularly title to undeveloped properties, may be defective.

Certain of the Company's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

         COMPETITION

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

         INSURANCE / SURETY

In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

         CURRENCY RISK

Currency fluctuations may affect the revenues which the Company will realize from its operations as gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, Russian rubles, Chilean pesos and also in Zimbabwean dollars. While the Russian ruble, Chilean peso and the Zimbabwean dollar are currently convertible into Canadian and United States dollars, there is no guarantee that they will continue to be so convertible.

         JOINT VENTURES

Some of the mines in which the Company owns interests are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company or to third parties could have a material adverse effect on the joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of such properties.

         ROYALTIES

The Company's mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

         HEDGING

The Company has historically reduced its exposure to gold and silver price fluctuations by engaging in hedging activities. There can be no assurance that the Company will continue the hedging techniques successfully used, or any other hedging techniques, or that, if they are continued, the Company will be able to achieve in the future realized prices for gold produced in excess of average London market prices as a result of its hedging activities.

EMPLOYEES

At December 31, 2001, the Company and its subsidiaries employed approximately 2,100 persons. The hourly employees at the Guanaco mine are represented by the Sociedad Contractual Minera Guanaco labor union and are covered by a labour contract that expires at the end of May 2002. The hourly employees at the Refugio mine are represented by the Sindicato de Trabajadores de Compania Minera Maricunga labour union and are covered by a labour contract that expires at the end of April 2002. The hourly employees at the Blanket mine are represented by the Associated Mine Workers Union of Zimbabwe and are covered by a labour contract that expires at the end of December 2002. The Company's employees in the United States and Canada, are predominately non-unionized although former employees of the Pamour operation are represented, via collective agreement. The recall rights for all of these Pamour employees have expired and negotiations remain ongoing concerning the status of a future collective agreement. In addition, if the Porcupine Area Joint Venture is completed the hourly Placer employees in Timmins are covered by a collective agreement that expires at the end of October 2002. The Company considers its employee relations to be good.

MATERIAL PROPERTIES

The following properties have been identified as material to the Company. All production data is presented on a 100% basis with the exception of gold equivalent production, which represents the Company's proportionate share.

         FORT KNOX MINE AND AREA, ALASKA

The Company is the owner of the Fort Knox mine. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, the True North open pit mine, which commenced production in 2001, the Ryan Lode project and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp ("Teryl"). The Company's ownership interest in the Fort Knox mine was acquired as a result of the Kinam Merger on June 1, 1998. The Fort Knox mine and True North mine employed approximately 360 people at December 31, 2001. The Fort Knox property has been pledged as security against the syndicated credit facility which supports, inter-alia, $49.0 million of industrial revenue bonds outstanding as at December 31, 2001.

         Property Description and Location

                  Fort Knox Open Pit

The Fort Knox open pit mine mill and mineral claims cover approximately 20,500 hectares located 40 kilometers northeast of Fairbanks Alaska. The claim block consists of two State of Alaska Upland Mineral Leases, 1,168 State of Alaska mining claims and one unpatented federal lode mining claim. The current reserve is located on approximately 505 hectares of land held under State of Alaska Upland Mineral Leases that expire in 2014. These leases may be renewed for a period not to exceed 55 years.

The State of Alaska Upland Mineral Leases that the current reserves are located on are subject to a 3% Alaska production royalty based on taxable income. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. The unpatented federal lode mining claim is owned by the Company and not subject to any royalties. There were no royalties paid in 2001, or 2000.

All requisite permits have been obtained for the mining and continued development of the Fort Knox open pit mine and are in good standing. The Company is in compliance with the Fort Knox permits in all material respects.

                  True North Open Pit

The True North open pit mine mineral claims covers approximately 3,804 hectares located 40 kilometers northeast of Fairbanks Alaska. The claim block consists of 104 State of Alaska mining claims owned by the Company and mineral leases with third parties covering an additional 138 State of Alaska mining claims.

All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased state mining claims are subject to net smelter royalties ranging from 3.5% to 5%, less any advanced royalties paid. The Company paid advance royalties of $150,000 in 2001 and 2000.

All requisite permits have been obtained for the mining of Phase I of the True North open pit mine which consists of the Hindenburg and East Pit Zones. As at December 31, 2001, 47% of proven and probable reserves are located within the

Hindenburg and East Pit Zones. These permits are in good standing. The Company is currently in compliance with the True North permits in all material respects. The Company is currently in the process of amending the current True North permits in order to further develop the deposit. The Company estimates it will receive the required permits in 2002.

                  Ryan Lode Project

The Ryan Lode project mineral claims cover approximately 500 hectares located ten kilometers west of Fairbanks Alaska. The claim block consists of 50 State of Alaska mining claims, ten patented federal mining claims and five unpatented federal mining claims, all leased from third parties. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased claims are subject to net smelter royalties of 5%, and annual rental payments of $150,000. The annual rental payments are not deductible when computing the net smelter return royalties. The Company paid $150,000 of annual rental payments in each of 2001 and 2000.

The Company has conducted limited exploration on the properties since acquiring the Ryan Lode project from La Teko in 1999.

                  Gil Property

The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between the Company and Teryl. The Company's ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income.

The Company continues to actively explore the Gil claims.

         Accessibility, Climate, Local Resources, Infrastructure, and
         Physiography

Access to the Fort Knox mine from Fairbanks Alaska is by 34 kilometers of paved highway and eight kilometers of unpaved road. The True North mine is located 18 kilometers west of the Fort Knox property and is accessible by an unpaved road. The Ryan Lode project is located 65 kilometers from the Fort Knox property and is accessible by 54 kilometers of paved road and 11 kilometers of unpaved roads. The area is characterized by continental climate with cold dry winters and warm moist summers. Daily sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above +35 Celsius. Mean precipitation is approximately 30 centimeters annually.

The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 meters.

The Fort Knox milling operation obtains its process water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association's power grid serving the area over a distribution line paid for by the Company.

         History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984 a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Kinam entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, the Company completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001. Pre-production capital expenditures for True North were approximately $ 29.6 million.

         Geological Setting and Mineralization

The Company's mining and exploration properties are located within the Fairbanks mining district, a southwest - northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of the Yukon - Tanana Uplands. The Yukon - Tanana terrane consists of a thick sequence of polymetamorphic rocks that range from Precambrian to upper Paleozoic in age. The protoliths were comprised primarily of sedimentary and volcanic units, with only minor rocks of plutonic origin. The region has undergone at least two periods of dynamic and thermal metamorphism, an early prograde amphibolite event, and a later, retrograde, greenschist facies event. Some workers have suggested a more complex metamorphic history for the area, with the identification of four phases of penetrative deformation.

The dominant rock unit in the district is the Fairbanks Schist. It is comprised of gray to brown fine-grained micaceous schist and micaceous quartzite. Interlayered with the Fairbanks Schist is the Cleary Sequence, a varied assemblage of metamorphic lithologies. In the northern part of the district high grade metamorphic rocks of the Chatanika terrane have been identified. These rocks, which are in fault contact with the Fairbanks Schist and Cleary Sequence, are thought to be Devonian to Mississippian in age, and have been metamorphosed to eclogite facies.

The dominant structural trend of the district is expressed by numerous northeast trending faults and shear zones. These structures, which were important to the localization of gold mineralization, show a dominant strike-slip movement.

Several intrusive bodies, ranging in age from late Cretaceous to early Tertiary, penetrate the Yukon - Tanana terrane. They generally range from ultramafic to felsic in composition, and can be distinguished from older intrusive rocks by their lack of metamorphic textures.

         Exploration

The Company routinely carries out exploration and development activities on its properties in the Fairbanks area. The 2001 exploration program focused on drilling at the True North gold deposit. The bulk of work was drilling and was completed to define the limits of strong mineralization in the area of the Hindenburg pit and establish the continuity of mineralization in this portion of the deposit. Limited drilling and other field activities were carried out at the Gil project. A short drilling program was completed on the Steamboat prospect, and mapping, trenching and sampling were completed at the Amanitaville prospect.

The planned exploration and development drilling program for 2002 includes an in-pit drilling program at the Fort Knox mine (approximately 20 holes totaling about 5,500 meters) and areas immediately adjacent to it, a comprehensive drilling program at the True North mine and vicinity (146 holes totaling 10,725 meters), continued exploration drilling at the Gil project, and less intensive exploration of other early-stage prospects elsewhere in the Fairbanks region. The 2002 mineral exploration program may be modified from time to time, in response to changing results from the work programs.

         Drilling, Sample and Analysis, and Security of Samples

Drilling is the principal tool utilized to explore for and define mineral deposits in the Fairbanks mining district. Two types of drilling are utilized during exploration and development programs at the various properties, diamond core and reverse circulation drilling.

Core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a bore-hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect undisturbed and continuous samples from either complete drill holes or intervals of holes that are of particular interest for the purposes of detailed and comprehensive sampling, for geotechnical and rock strength tests, or because alternative drilling methods may be incapable of providing appropriate geological or geotechnical data.

Reverse circulation is a method of rotary drilling whereby the drilling medium is circulated to the drill bit face from the surface and the drill cuttings that are ground up by the drill bit cutting face are removed from the drill hole by the drilling medium (water, foam or other drilling muds and additives, or air) inside the drill rods. Reverse circulation drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world.

Reverse circulation drill cuttings are collected at one and a half meter intervals by a geologist or helper at each drill site. The data for each sample is entered in digitized format on a log sheet. Occasional written comments are also made on the log. In an effort to collect the most representative sample possible, 85 millimeter diameter core holes have been drilled at the Fort Knox and Ryan Lode deposits, while 64 millimeter core holes are drilled at True North and Gil. Core is regularly photographed and then logged and sampled in one and a half meter intervals. Data is entered on the logs in a digital format. Special emphasis is placed on shear and vein orientations, as well as mineralization and oxidation. A representative sample is retained for later use and the remainder of each interval is submitted for assay.

Drill samples are collected from the drill hole by personnel of the various drilling contractors, under the direct supervision of Company staff. The samples are labeled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. All samples are either delivered to the preparation facility by Company personnel, or are picked up at a Company facility by employees of the laboratory.

Duplicate samples are collected from every tenth sample and a check assay is performed and compared to the original assay. As a form of quality control, the inclusion of "blank" (unmineralized) samples within each sample shipment is part of the standard procedure

A pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 meters for reverse circulation holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades. For samples with fire assays greater than 1.0 grams per tonne, the samples are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to determine mill recovery rates.

         Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Fort Knox mine and area as at December 31, 2001 and 2000.

                           2001                              2000
             ------------------------------- -----------------------------------
                         AVERAGE     GOLD                   AVERAGE     GOLD
             TONNES       GRADE     CONTENT     TONNES       GRADE     CONTENT
             -------     -------    -------     -------     -------    -------
             (000'S)      (GPT)    (000'S OZ)   (000'S)      (GPT)    (000'S OZ)

Proven        59,212        0.83      1,575     104,834        0.80      2,678
Probable      44,708        1.05      1,508      20,302        1.50      1,008
             -------     -------    -------     -------     -------    -------
Total        103,920        0.92      3.083     125,136        0.90      3,686
             =======     =======    =======     =======     =======    =======

The December 31, 2001 Fort Knox reserves were calculated by the Company in accordance with definitions and guidelines adopted by CIM. The reserves were calculated under the supervision of T. Wilton P. Geo., a Qualified Person employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a gold cut-off grade of 0.69 to 0.43 grams per tonne depending on mining experience. The Company estimates that life of mine mill recovery will average approximately 88%. Proven and probable reserves decreased by 603,000 ounces of gold in 2001. While 477,000 ounces were consumed by production, 126,000 ounces were re-classified as resources due to changes in pit design due to mining experience.

In addition to proven and probable reserves, as at December 31, 2001, the Company has estimated 37.7 million tonnes of measured and indicated resources at an average gold grade of 0.84 grams per tonne.

         Mining and Milling Operations

The Fort Knox and True North deposits are mined by conventional open pit methods. Ore is removed from the Fort Knox open pit by 135 tonne haul trucks and dumped directly into a gyratory crusher. Ore mined from the True North open pit is moved by 75 tonne haul trucks and dumped in an ore stockpile area. The ore is then placed into road licensed 55 tonne haulage trucks, trucked to and dumped into the gyratory crusher at the Fort Knox mill 18 kilometers away. Current life of mine plans based on reserves and resources of the two deposits have production ending in 2011.

The processing facility at Fort Knox is a standard cyanide leach/carbon-in-pulp ("CIP") milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 38,929 tonnes per day during 2001. Ore is crushed to minus 10 inches in the primary gyratory crusher and conveyed to a coarse ore stockpile near the mill. From the coarse ore stockpile the ore goes by conveyor to a semi-autogenous grinding mill, which operates in closed circuit with two ball mills and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner. The tailings slurry flows through a cyanide detoxification process before flowing into the tailings impoundment area. The only significant modification to the plant occurred in 1998 when a pebble regrind crusher was added to the circuit to increase throughput. In 2002, a tailings thickener is expected to be installed at a cost of approximately $5.0 million.

The following table presents operating data for the Fort Knox mine for years ended December 31 2001, 2000 and 1999.


                                      YEAR ENDED     YEAR ENDED     YEAR ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                         2001          2000           1999
                                      ------------   ------------   ------------
Tonnes mined (000's of tonnes)          31,212.9       32,301.9       27,532.8

Ore processed (000's of tonnes)         14,209.1       13,603.2       12,533.8

Gold grade (gpt)                            1.05           0.94           0.95

Average gold recovery (%)                     86             89             90

Gold produced (oz.)                      411,221        362,959        351,120

Total cash costs ($/oz.)                     207            203            194


Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at the True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

         Environmental and Site Restoration Costs

In 2001, all activities at the Fort Knox and Area properties were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company estimates its site restoration costs at the Fort Knox and Area properties to be $13.9 million of which $5.8 million has been accrued as a long term liability of the Company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds totaling $13.5 million for site restoration obligations with the state government.

                                   [GRAPHIC]

                                   [GRAPHIC]


         TIMMINS OPERATIONS, ONTARIO

The Company is the owner of the Timmins operations. The Timmins operations consist of the Hoyle Pond underground mine and the Bell Creek mill and tailings storage facility. In addition, the Timmins operations consist of a number of former producing mines most notably the Pamour and Nighthawk Lake mines. The Company's ownership interest in the Hoyle Pond mine and Bell Creek mill were acquired as a result of the acquisition of FGC in 1993 and the Pamour and Nighthawk Lake mines were acquired in 1999. The Timmins operations employed approximately 380 people at December 31, 2001.

The only producing mine owned by the Company in Timmins at present is the Hoyle Pond mine.

         Property Description and Location

                  Hoyle Pond Underground Mine and Bell Creek Mill

The Hoyle Pond underground mine, mineral claims and the Bell Creek mill are located in Hoyle Township in Timmins Ontario on 899 hectares of patented land, 441 hectares of land leased from the province and one private lease covering 65 hectares. The private lease is for a term of 20 years and is in good standing until May 31, 2005. There are also two contiguous staked mining claims covering 32 hectares located in Whitney Township south of Hoyle Township. The Company owns an additional 10,164 hectares of exploration properties nearby.

There are various royalties on the Hoyle Pond underground mine land package. The only royalty requiring payment at present is a tonnage based royalty on the private lease. Royalty payments were $0.1 million in both 2001 and 2000.

All requisite permits have been obtained for the mining and continued development of the Hoyle Pond underground mine and the Bell Creek mill and are in good standing. The Company is in compliance with Hoyle Pond and Bell Creek permits in all material respects.

                  Pamour and Nighthawk Lake Mines

The Pamour open pit and Nighthawk Lake underground mines and mineral claims are located in Timmins Ontario on 12,385 hectares in 675 claim units. The Pamour mine is approximately two kilometers south of and contiguous with the Hoyle Pond mine while the Nighthawk Lake mine is approximately 17 kilometers southeast of Hoyle Pond. There has been no production at these mines since their acquisition in 1999.

All requisite permits remain in force for the Pamour and Nighthawk Lake mines. The Company is in compliance with the Pamour and Nighthawk Lake permits in all material respects.

         Accessibility, Climate, Local Resources, Infrastructure, and
         Physiography

Access to the Hoyle Pond mine from Timmins is by 20 kilometers of paved highway and three kilometers of unpaved roads. The Pamour mine is located two kilometers south of the Hoyle Pond mine and accessible by an unpaved road. The Nighthawk lake mine is located 17 kilometers southeast of the Hoyle Pond mine and accessible by 10 kilometers of paved roads and seven kilometers of unpaved roads. The area climate is cold winters and hot summers. Temperatures range from below -40 Celsius to above +30 Celsius. Mean precipitation is approximately 80 centimeters annually.

The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 meters to 300 meters.

The Bell Creek milling operation obtains its processing water from the Bell creek located within the permitted property area. The land package includes areas where additional tailings storage areas can be permitted. The current tailings storage area has sufficient capacity for the next several years of planned production. Power is provided to the mine and mill by Ontario Hydro.

         History

Land was first staked in the vicinity of the present day Pamour mine in 1910. Limited production was achieved from 1911 to 1914. The property remained idle from 1914 to 1923. Between 1923 and 1935 several mining syndicates carried out exploration work. In 1935 and 1936 the Pamour No. 3 shaft was sunk and a 650 tonnes per day mill was constructed. In 1938 the mill capacity was increased to 1,300 tonnes per day by installing new equipment. During the 1950's mill throughput averaged 1,500 tonnes per day. In 1972, the mill was expanded to treat 2,275 tonnes per day as production from the nearby Aunor mine was processed at the Pamour mill. Open pit mining at the Pamour mine began in 1976 and continued until 1999. The Company acquired the Pamour mine in 1999.

The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980. The area was explored in 1980 to 1982. The mine was developed by ramp in 1983 and 1984. The mine has been in continuous production since 1982 and was acquired by the Company pursuant to the merger with FGC in 1993. Since 1993, the Company has conducted exploration programs and underground development has added significant additional mineralization. In 1994 to 1999 the company sunk an 815 meter shaft and developed a second ramp to access underground workings. The Bell Creek mill has gone through a series of expansions with current capacity of 1,500 tonnes per day.

         Geological Setting and Mineralization

The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, occur on opposite limbs of an open, northeast plunging F2 antiformal structure, hosted within carbonatized north-dipping sheared and metamorphosed tholeiitic basalts. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins at the nose of the antiformal structure. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structures.

The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

The Pamour mine is located approximately one kilometre north of the Destor - Porcupine Fault Zone and overlies an east-west trending unconformity between Tisdale Group volcanic rocks and Timiskaming Group sediments. Volcanic rocks occupy the area north of the mine and the unconformity, and include interlayered mafic to ultramafic units. Sedimentary rocks occupy the area south of the unconformity and include greywacke, argillite and conglomerate. A distinct unit of clastic sediments marks the unconformity itself. Gold mineralization is hosted by both volcanic and sedimentary units and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

The Nighthawk Lake mine is located along the Nighthawk Lake Break, a branch fault of the Destor Porcupine Fault Zone. Rocks in the vicinity of the Nighthawk Lake mine consist of mafic to felsic volcanics, intruded by irregular masses of albitite and syenite. Gold mineralization occurs both within the volcanic rocks and intrusives, and generally shows a close spatial association with strong carbonate alteration, brecciation, quartz veining and pyrite or arsenopyrite. Based on past work, orebodies at the mine have been subdivided into six main zones including the: Main Zone, No. 1 Zone, No. 4 Zone, Ramp Zone, "A" Zone and Deadman Island Zone.

         Exploration

Exploration expenditures within the Hoyle Pond mine totaled $1.0 million during 2001. A total of 34,320 metres of diamond drilling was completed primarily from underground workings. The focal target of exploration drilling was the 1060 Zone, with smaller amounts of drilling targeting structures within the 7 Vein structures and the Hoyle Pond Main Zone. Exploration successfully increased proven and probable reserves by approximately 10% for 2001 year end reserves. The 2002 budget for mine site exploration is $1.0 million to target structures primarily within the 1060 Zone.

Regional exploration within the Timmins camp totaled $0.3 million during 2001; almost all of this was spent during the fourth quarter. A total of 7,753 metres of diamond drilling explored targets at Pamour North, the McIntyre Central Porphyry Zone (CPZ) and at Coniaurum. The exploration budget for 2002 is approximately $1.7million. Exploration will include targets at Pamour North, McIntyre CPZ, Coniaurum, Hallnor, Hopson and Wetmore.

         Drilling, Sample and Analysis and Security of Samples

Diamond core drilling at the mine site during the year ended December 31, 2001 consisted of underground core drilling and surface exploration diamond core drilling. Sampling is conducted on a daily basis through the use of chip samples, muck samples, and test holes (sludge samples). Ore development is sampled at intervals of two to five meter intervals through the use of chip samples and muck samples. Stopes are sampled at five meter intervals where practical, and stope muck is sampled at intervals of 1 muck sample every 20-40 tonnes.

Samples are analysed at either the Bell Creek assay lab (on-site lab operated by the Company's personnel) or at an independent assay lab. Most muck and chip samples and surplus definition drill core are processed at the Bell Creek lab. All exploration drill core and overflow muck, chip and definition drill core is processed at the independent assay lab. Samples at the Bell Creek lab are analysed using conventional fire assay methods with a gravimetric finish. Samples at the independent lab are analysed using conventional fire assay methods with a gravimetric finish for all samples >1.5 grams per tonne and atomic absorption finish for all samples <1.5 grams per tonne.

Samples containing coarse visible gold are identified on the sample tag. Each of these samples will have a second reject analysed as well as a check assay from the first reject resulting in a minimum of three determinations. Check assays for all samples are conducted at the Bell Creek lab twice on each tray of 25 samples. Blank samples are analysed at the Bell Creek lab twice on each tray of 25 samples, and a standard is checked at least once on a tray of 25 samples. At the independent lab, check assays are determined every 8-10 samples, and a blank and a standard are analysed approximately every 30 samples.

         Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Hoyle Pond mine as at December 31, 2001 and 2000.


                            2001                             2000
                -------------------------------  -------------------------------
--
                          AVERAGE      GOLD                 AVERAGE     GOLD
                TONNES     GRADE      CONTENT    TONNES      GRADE     CONTENT
                ------    -------    ----------  -------    -------   ----------
               (000'S)     (GPT)     (000'S OZ)  (000'S)     (GPT)    (000'S OZ)

Proven           367       13.31        157        362       12.20       142
Probable         554       14.04        250        568       12.40       227
                 ---       -----        ---        ---       -----       ---
Total            921       13.74        407        930       12.30       369
                 ===       =====        ===        ===       =====       ===


The December 31, 2001 Hoyle Pond reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper, P. Eng. and A. Still AGO, both Qualified Persons employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade between 7 and 8 grams per tonne for the Hoyle Pond Main Zone and between 8 and 10 grams per tonne for the 1060 Zone depending upon width and attitude of the veins. High-grade assays were reduced to a maximum grade of 200 grams per tonne in the Hoyle Pond Main Zone structure and the high-grade Porphyry Zones east of the dyke, and 100 grams per tonne in the 1060 Zone structure. Based on mining experience, an allowance for mining dilution of 10% to 30% at established background values ranging from 0.6 to 0.8 grams per tonne has been made. Proven and probable reserves increased by 38,000 ounces in 2001, of which 138,000 ounces were consumed by production, economic and engineering parameter changes added 14,000 ounces and exploration activities added 162,000 ounces. The Company estimates that mill recovery will be approximately 88%.

In addition to proven and probable reserves, the Company has estimated 1.2 million tonnes of measured and indicated resources at the Hoyle Pond mine at an estimated average gold grade of 9.45 grams per tonne.

The following table sets forth the proven and probable reserves for the Pamour mine as at December 31, 2001 and 2000.



                            2001                              2000
              ---------------------------------  -------------------------------
                          AVERAGE     GOLD                   AVERAGE    GOLD
              TONNES       GRADE     CONTENT      TONNES      GRADE    CONTENT
              -------     -------   ----------    -------    -------  ----------
              (000'S)      (GPT)    (000'S OZ)    (000'S)      (GPT)  (000'S OZ)

Proven          --         --          --           --         --        --
Probable      14,167       1.65         753       14,167       1.65       753
              ------       ----      ------       ------       ----    ------
Total         14,167       1.65         753       14,167       1.65       753
              ======       ====      ======       ======       ====    ======


The December 31, 2001 Pamour reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper P. Eng. A Qualified Person employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 0.96 grams per tonne. Proven and probable reserves increased by 753,000 ounces in 2000 upon completion of feasibility study on the Pamour mine. The Company estimates mill recovery to be approximately 87%.

In addition to proven and probable reserves, the Company has estimated 37.6 million tonnes of indicated resources at the Pamour mine suitable to open pit mining at an estimated average gold grade of 1.5 grams per tonne.

In addition to the reserves and resources at Hoyle Pond and Pamour mines, the Company has calculated resources at a number of additional properties owned by the Company in the Timmins area. Measured and indicated resources amenable to underground mining amount to an additional 2.6 million tonnes at an estimated average grade of 4.4 grams per tonne. Measured and indicated resources amenable to open pit mining amount to an additional 7.3 million tonnes at an estimated average grade of 2.0 grams per tonne.

         Mining and Milling Operations

The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft. The underground operations comprise of 17 main levels, with the shallowest at 40 meters below surface and the deepest at 720 meters below surface. The Hoyle Pond ramp extends down to the 280 meter level and services the Hoyle Pond and 7 vein zones. The 1060 ramp extends to the 720 meter level and services the 1060 Zone. Underground development completed in 2001 involved the extension of the 1060 ramp to the 700 meter level and the excavation of an internal ore and waste pass system, complete with chutes. The 2002 business plan involves an extension of the 1060 ramp to the 820 meter level. The shaft was completed in 1997 to a depth of 815 meters below surface. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air and hoisting facilities. Current life of mine plans based on reserves and resources have production ending in 2009.

The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Mining methods used are cut and fill, shrinkage, panel and longhole methods.

The processing facility at Bell Creek is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 1,216 tonnes per day during 2001. Ore is crushed to minus one half inch in the primary crusher and conveyed to a grinding circuit, which operates in closed circuit with two ball mills, two gravity Knelson concentrators and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner.

The following table presents operating data for the Hoyle Pond mine for years ended December 31 2001, 2000 and 1999.


                                    YEAR ENDED       YEAR ENDED      YEAR ENDED
                                   DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                      2001             2000            1999
                                   ------------     ------------    ------------
Ore processed (000's of tonnes)        443.9             460.6           419.1

Gold grade (gpt)                       12.40              11.27           11.51

Average gold recovery (%)                 88
                                                          88              84
Gold produced (oz.)                   156,581         140,441         136,709

Total cash costs ($/oz.)                 182             209             210


--------------------------------------------------------------------------------

Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

         Environmental and Site Restoration Costs

In 2001, all activities at the Timmins operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company estimates its site restoration costs at the Timmins operations to be $11.4 million of which $3.3 million has been accrued as a long term liability of the Company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds and letters of credit totaling $2.6 million for site restoration obligations with the provincial government.

                                   [GRAPHIC]

         KUBAKA MINE, RUSSIAN FEDERATION

The Company indirectly owns a 54.7% interest in Omolon, a Russian joint stock company. The joint stock company is operated under a contractual agreement whereby an indirect subsidiary of the Company is the operator and manager. The major assets of the joint stock company are the Kubaka mine and the Birkachan exploration project located in the Russian Far East. The majority of the Company's ownership interest in the Kubaka mine was acquired as a result of the

Kinam Merger on June 1, 1998. The Kubaka mine employed approximately 460 people at December 31, 2001.

         Property Description and Location

The Kubaka open pit mine, infrastructure and mining concession covers approximately 897 hectares located 320 kilometers south of the Arctic Circle and 950 kilometers northeast of the major port city of Magadan. Omolon holds the license from the Russian government to operate the Kubaka Mine (the "Kubaka License"). The Kubaka License terminates in 2011, subject to extension of up to an additional two years, and limits the ownership of a foreign entity in Omolon to a maximum of 56%. The Kubaka License establishes certain production requirements for the Kubaka mine and requires the payment of a 3% royalty on the total value of the gold extracted. In 2001, the Kubaka mine was subject to total royalty and production based taxes of 11.8%. The Company's proportionate share of royalties and production based taxes were $5.3 million in 2001 compared to $7.0 million in 2000. In addition, a 5% export tariff existed at December 31, 2001. The 5% export tariff was cancelled in February 2002.

The Birkachan exploration project covers approximately 515 hectares and is located 28 kilometers north of the Kubaka operations. Omolon holds the license from the Russian government to conduct exploration activities at Birkachan. The Company is currently in discussions with various departments of the Russian government to obtain the necessary mining license to initate mining at the the Birkachan project.

All requisite permits have been obtained for the mining and continued development of the Kubaka open pit mine and are in good standing. The Company is in compliance with the Kubaka and Birkachan permits in all material respects.

         Accessibility, Climate, Local Resources, Infrastructure, and
         Physiography

Access to the Kubaka mine is by air from Magadan or by 700 kilometers of unpaved road and 380 kilometers on a winter ice road. The winter ice road is generally open from January until April and primarily used to ship the materials and supplies necessary for the next years' production. The mine operates in Arctic conditions. Daylight sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above 20 Celsius. Mean precipitation is approximately 40 centimeters annually.

The area is described as mountainous with some rugged topography. The slopes have gentle concavity with a steepness of between 10 and 30 degrees. The site is situated in permafrost. The natural vegetation at the site consists of moss, low shrubs and small larch trees. In the valley bottom the ground surface is hummocky and grass covered. The elevation ranges from 500 to 1,000 meters.

Water utilized in the mill for processing the ore is obtained from four sources: fresh water from a well 650 meters south of the mill complex, fresh water from the Dukat tailings dam immediately south of the mill, reclaimed water from the tailings dam facility, and waste water from the sewage treatment plant.

Electrical power at Kubaka is generated at site with seven 3516 Caterpillar diesel generators, each producing 1500 kilowatts. Generally, four of the generators are utilized in the summer and five in the winter, providing power for the crusher and mill complex, office, and maintenance shop. Three G72M diesel generators, each producing 800 kilowatts, provide power for the man camp. Typically only one of these is utilized at any time, with two on standby.

         History

The Kubaka Deposit was discovered in 1979 during a geological survey conducted by the State Geological Exploratory Expedition. While conducting a group geological survey between 1983 and 1987, preliminary data on the parameters and morphology of the ore bodies and on the scales of mineralization was obtained. Between 1986 and 1992, the Central Ore Zone and Northern Ore Zones were explored in detail and confirmed the economic merit of developing the project.

In 1987, a small open pit was operated with the ore being processed at the Karamken and Omsukchan processing plants. In 1992, an 80,000 tonne per year pilot process plant was constructed at the site and utilized a gravity / flotation process.

In 1992, the comprehensive ore reserves of the Northern ore zones passed State approval of reserves and were transferred to the Evensk stock society for industrial development. Ore recovery began in 1993 with the ore processed at the Karamken Processing Plant.

In 1992, Ore Reserves for the Kubaka Deposit were calculated and passed State approval on July 19, 1993. In 1993, bidding was opened for commercial development rights to the mineral resources of the Kubaka and Evenskoye deposits. Omolon, a joint stock organization including five Russian partners and Cyprus Amax won the bid and was issued the mining license for the Kubaka deposit.

Construction of the mine and milling complex commenced in 1995 and was completed at a total capital cost of approximately $242 million. This amount includes certain financing costs, working capital and approximately $14 million in capitalized interest. Commercial production was achieved at Kubaka on June 1, 1997.

         Geological Setting and Mineralization

The Kubaka gold deposit is located in an area of highly weathered Paleozoic volcanic rocks resting on a Precambrian crystalline basement. The Kubaka ore deposit is an epithermal quartz-adularia vein system hosted by volcanic rocks and their sedimentary derivatives. Kubaka is older than, but otherwise very similar to, volcanic hosted epithermal gold deposits found in the North American Western Cordillera.

The ore body was formed in the Devonian time period. It is located in a caldera represented by a crest like depression about 2.5 kilometers in width and 4.2 kilometers in length. The strata are complex and consist of sedimentary tuffs from the mid to late Devonian in age. Tuffs and sandy tuff units are the main traps for the gold mineralization. These are a few meters to tens of meters thick. The gold bearing fluids utilized the ignimbrites for conduits and are 40 to 60 meters thick.

Commercial grade mineralization is found in three steeply dipping veins: North, Central, and Zokol. The Zokol is not economic due to technical and hydrological issues. The main Kubaka vein is steeply dipping and outcrops at the surface. The vein consists of massive to finely banded quartz. Gold and silver (electrum and other minerals) occurs in quartz. The gold to silver ratio is approximately one to one.

         Exploration

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant, 35 kilometers by winter road. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and convert the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill feed for the Kubaka processing plant in 2003 or 2004.

         Drilling, Sample and Analysis and Security of Samples

The resource has been explored using reverse circulation and diamond core drilling, with the majority being diamond core drilling. The resource is drilled on 20-meter sections, and in areas of complex geology or high grade, is drilled on 10-meter sections. The majority of the diamond drill holes are drilled at right angles to the vein, typically dipping 70 to 75 degrees. All of the exploration and reverse circulation infill data is included in the geologic model.

Sample recovery for all the sampling methods is high. Very little water has been encountered in both the diamond drilling and reverse circulation drilling.

Samples are delivered to the assay department under direct control of the geology department. All information is checked and verified by the geological staff prior to entry into the geological database that is used to create the resource models.

The local geologists and the technical services departments of the Company have developed the geological models. The reconciliation of the Kubaka geology models with mining to date indicates a good geological representation of the deposit by the block model.

Drill and other exploration samples collected for use for geological modeling and resource estimation have been under the direct supervision of the geological department and delivered to the assay laboratory under secure conditions. Ten to fifteen percent of all samples are resubmitted to the site laboratory as check samples. This includes all exploration, infill, and production samples. Also, check samples are sent to labs in U.S.A, Canada and Irkutsk.

         Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Kubaka mine as at December 31, 2001 and 2000. The Company's ownership interest of these reserves is 54.7%.

                            2001                              2000
              ---------------------------------  -------------------------------
                          AVERAGE     GOLD                   AVERAGE    GOLD
              TONNES       GRADE     CONTENT      TONNES      GRADE    CONTENT
              -------     -------   ----------    -------    -------  ----------
              (000'S)      (GPT)    (000'S OZ)    (000'S)     (GPT)   (000'S OZ)

Proven         1,119        9.81        353        1,433      10.90        501
Probable         448       19.93        287          910      15.70        459
--------       -----       -----      -----        -----      -----      -----
Total          1,567       12.70        640        2,343      12.70        960
               =====       =====      =====        =====      =====      =====


The December 31, 2001 Kubaka reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of V. Miller P.E. and B. Falletta P.E., both Qualified Persons employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 3.20 grams per tonne. Proven and probable reserves decreased by 320,000 ounces in 2001, of which 437,000 ounces were consumed by production and economic and engineering parameter changes added 117,000 ounces. The Company estimates that mill recovery will be approximately 98%.

         Mining and Milling Operations

Kubaka is mined with conventional open pit mining methods. The reserves are mined from two open pits, the main pit and the west pit. The main pit will be mined out in August of 2002, while the west pit, 200 meters to the west, will be exhausted in the second quarter of 2002. Ore is removed from the Kubaka open pits by 50 tonne haul trucks and dumped in stockpile next to the mill.

After the open pits are exhausted, gold mineralization remains in the north high-wall and in the bottom of the main pit, along with a small developed underground mine, 600 meters to the north of the main pit. These are the North High Wall, Center Zone, and North Vein underground mining projects. Currently, final approval of mine plans is being sought for these projects. Starting in third quarter 2002, a portion of the exiting open pit mining crew, along with new employees, will be trained or re-certified in underground mining practices.

Mining of these underground reserves is scheduled to start in mid-third quarter 2002 and to continue through the end of second quarter 2003. They will be mined with conventional shrinkage and long-hole mining methods. The previous owners have completed some development in the North Vein and the North High Wall projects, while no development exists on the Center Zone. As the ore is brought to the surface, it will be rehandled with the open pit equipment and delivered to the crusher area for crushing and additional processing.

These three underground mining areas have ore mining widths ranging from one meters to six meters and contain grades in excess of 10 grams per tonne.

The processing facility at Kubaka is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 2,436 tonnes per day during 2001. The stockpiled ore is loaded into and crushed in the jaw crusher and conveyed to a crushed ore stockpile. The crushed ore is reclaimed and ground in a semi-autogenous grinding mill followed by a ball mill. The ground ore is thickened, and then leached in a cyanidation circuit. The grind thickener overflow flows through a carbon column circuit to recover any gold leached in the grinding circuit. The cyanidation circuit has four stages of leaching, followed by a six stage CIP circuit. The loaded carbon from the carbon circuits is stripped of the gold and silver in a pressure stripping circuit. Gold and silver are then recovered in electrowinning cells and smelted to produce dore bullion.

The following table presents operating data for the Kubaka mine for years ended December 31 2001, 2000 and 1999.

                                    YEAR ENDED       YEAR ENDED      YEAR ENDED
                                   DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                      2001             2000            1999
                                   ------------     ------------    ------------
Tonnes mined (000's of tonnes)        9,938.9        11,510.9         9,470.8
Ore processed (000's of tonnes)         889.3           856.8           797.7
Gold grade (gpt)                         15.28           16.28           18.74
Average gold recovery (%)
                                         98              98              98
Gold produced (oz.)                 237,162             244.641     254,625
Total cash costs ($/oz.)
                                        140             139             143

--------------------------------------------------------------------------------
-------------------------------------------

Gold equivalent produced represents the proportionate share related to the Company's ownership interest (54.7% in 2001 and 2000, 53% in 1999).

The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 was $0.4 million compared to $0.3 million during 2000. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

         Environmental and Site Restoration Costs

In 2001, all activities at the Kubaka operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company estimates its share of site restoration costs at the Kubaka operations to be $3.2 million of which $3.1 million has been accrued as a long-term liability of the Company

                                   [GRAPHIC]

         E-CRETE PROJECT, ARIZONA

The Company indirectly owns a 85.9% interest in E-Crete, LLC, an Arizona limited liability company, which owns and operates a manufacturing facility for autoclaved aerated concrete ("AAC"). E-Crete's main office is located in Scottsdale, Arizona and its manufacturing facility is located in Casa Grande, Arizona, approximately 70 kilometers southeast of Phoenix Arizona.

AAC is a lightweight, high-strength, masonry building material produced from high-silica mine tailings, cement, lime, gypsum, water and aluminum powder. AAC was originally invented for wall and lintel construction, and has since found widespread acceptance among construction professionals for commercial, industrial, and residential load-bearing applications. AAC has excellent thermal insulation, acoustic absorption, and fire-resistant properties, which have created a demand for its use in non-load-bearing applications, such as sound barrier walls, firewalls, and fencing.

Construction of the AAC plant was completed at a total cost of approximately $9.0 million. This amount includes approximately $0.3 million in capitalized interest. The plant is a 50,000 square foot steel building which houses AAC manufacturing equipment designed to produce 350 cubic meters of AAC per day. The Company has guaranteed a land lease for 20 acres, on which the facility is built. The agreements expire in March 2023 and may be extended for four consecutive five-year periods. The Company has guaranteed project-financing debt of $3.9 million.

Activities in 2001 were primarily marketing, engineering and startup manufacturing. There were no significant sales during 2001. The plan for 2002 is to continue to pursue leads and demand for the product.

LEGAL PROCEEDINGS

The Company conducts business in Russia through its subsidiary, Omolon which is owned 45.3% by Russian shareholders. One of the Russian shareholders has asserted that the original issuance of shares was flawed due to a failure to follow certain registration procedures. As a result, the shareholder claims the share issuance was null and void. The shareholder is claiming approximately $43.0 million to cover its original investment plus compounded interest. The Company has been advised by its counsel that Omolon has good defences available to it and is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Federation may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon including a possible order that none of the issued shares of Omolon are valid. Other Russian shareholders are threatening to assert similar claims.

The Company's 50% owned Chilean contractual mining company Company Minera Maricunga ("CMM") has entered into arbitration proceedings in Chile with the contractor that designed and built the Refugio mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not materially affect the financial position, results of operations or cash flows of the Company.

In October 1996, an alleged shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a stockholder of the Company, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, the directors of the Company and the Company as a nominal defendant. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with the Company's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to the Company and damages in an unspecified amount. The Company believes that the complaint is without merit and intends to defend the matter vigorously.

In March 1994, the U.S. Forest Service notified the Company that it considers the Company to be a Potentially Responsible Party ("PRP") under CERCLA, jointly and severally liable with other PRP's for damages attributable to alleged releases of hazardous substances from the Siskon Mine, located in the Klamath National Forest in Siskiyou County, California. The Company conducted a limited exploration drilling program in the summer of 1991 on property at the Siskon mine site which the Company believes is not involved in the alleged releases. Based on facts currently known to management, the Company does not anticipate that this matter will have a material effect on the Company's financial condition or results of operations.

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants Kinross Gold Corporation, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is brought on behalf of two potential classes, those that tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock recently completed by Kinross Gold U.S.A. and those that did not. Plaintiffs argue, among other things, that amounts historically advanced by Kinross to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption, impermissible amendment to the conversion rights of the preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred, breach of fiduciary duties by Kinross and Kinross U.S.A., violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, allege misrepresentations or omissions and common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. The complaint seeks damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of Kinross common stock for each share of Kinam preferred. It also seeks triple damages under Nevada statutes. There has not been any discovery to date in the litigation and a class has not been certified in this action. The Company believes this claim is without merit and plans to vigorously defend the litigation.

The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

               GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

AMPHIBOLITE

- a gneiss or schist largely made up of amphibole and plagioclase minerals.

BALL MILL

- a steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASALT

- an extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

CARBON-IN-PULP

- a method of recovering gold and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

CATHODE

- a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

CHIP SAMPLE

- a method of sampling of rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CHUTE

- an opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CORE

- the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CUT-OFF GRADE

- the lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

CYANIDATION

- a method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

DILUTION

- the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

DORE

- unrefined gold and silver bullion bars, which will be further, refined to almost pure metal.

ELECTROWINNING

- recovery of a metal from an ore by means of electro-chemical processes.

FLOTATION

- a milling process in which valuable mineral particles are induced to become attached to bubbles and float, and others sink.

FOLD

- any bending or wrinkling of rock strata.

GOLD

- a yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc. Symbol - Au.

GOLD EQUIVALENT PRODUCTION

- gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratios.

GRADE

- the amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

         cut-off grade - is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

         Recovered grade - is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

GYPSUM

- a sedimentary rock consisting of hydrated calcium sulphate.

HEAP LEACHING

- a process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

HECTARES

- one hectare = 2.47 acres.

HEDGING

- taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HIGH-GRADE

- rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

INTRUSIVE

- rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

KILOMETER

- one kilometer = 0.62 miles.

LODE

- vein of metal ore.

MAFIC

- igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

METAMORPHISM

- the process by which the form or structure of rocks is changed by heat and pressure.

METER

- one meter = 3.28 feet.

MILL

- a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVES

- a mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

MINERAL RESOURCES

- a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploraiton, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MUCK SAMPLE

- a representative piece of ore that is taken from a muck pile and then assayed to determine the grade of the pile.

OPEN PIT

- a mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

PORPHYRY

- an igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

PRECAMBRIAN SHIELD

- The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PYRITE

- a yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold."

QUALIFIED PERSON

- is an individual who:

- (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

QUARTZ

- common rock-forming mineral consisting of silicon and oxygen.

RECLAMATION

- the restoration of a site after mining or exploration activity is completed.

RECOVERY

- a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

SAMPLE

- a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SCHIST

- a foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SEDIMENTARY ROCKS

- secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

SHEAR ZONE

- a zone in which shearing has occurred on a large scale.

STOCKPILE

- Broken ore heaped on surface, pending treatment or shipment.

STOPES

- an underground opening in a mine from which ore is extracted.

TAILINGS

- the material that remains after all metals considered economic have been removed from ore during milling.

TUFF

- Rock composed of fine volcanic ash.

VEIN

- a fissure, fault or crack in a rock filled by minerals that have traveled upwards fromsome deep source.

ZONE

- An area of distinct mineralization.

                             METRIC CONVERSION TABLE

        TO CONVERT       TO IMPERIAL MEASUREMENT UNITS      MULTIPLY BY
        ----------       -----------------------------      -----------
Tonnes                   Short tons                              1.10231
Tonnes                   Long tons                               0.98422
Tonnes                   Pounds                               2204.62
Tonnes                   Ounces (troy)                      32,150
Kilograms                Ounces (troy)                          32.150
Grams                    Ounces (troy)                           0.03215
Grams/tonne              Ounces (troy)/short ton                 0.02917
Hectares                 Acres                                   2.47105
Kilometres               Miles                                   0.62137
Metres                   Feet                                    3.28084


ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to page 79 of the 2001 Annual Report to shareholders, which page is incorporated herein by reference.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL
STATEMENTS

Reference is made to the Management's Discussion and Analysis of Financial Results on pages 36 through 45 of the 2001 Annual Report to shareholders, which pages are incorporated herein by reference. Reference is made to the Consolidated Financial Statements on pages 47 through 77 of the 2001 Annual Report to shareholders, which pages are incorporated herein by reference.

ITEM 7: MARKET FOR SECURITIES

The only issued shares of the Company are common shares and the redeemable retractable preferred shares of the Company ("Kinross Preferred Shares"). The common shares are listed and posted for trading on the TSE and the Amex. In addition, the Company has issued convertible debentures that are listed and posted for trading on the TSE.

No dividends on the common shares have been paid by the Company to date. For the foreseeable future, it is anticipated that the Company will use earnings, if any, to finance its growth and that dividends will not be paid to shareholders, other than dividends payable to the holder of the Kinross Preferred Shares in accordance with its terms. The Company does not anticipate paying dividends on the Kinam Preferred Shares before completion of the merger, which will allow the Company to acquire the remaining 12.2% held by non-affiliated shareholders at the Tender Offer price of $16.00 per share.

ITEM 8: DIRECTORS AND OFFICERS


DIRECTORS OF THE COMPANY

Reference is made to "Election of Directors" on pages 2 through 3 of the 2001 Management Information Circular of the Company dated March 22, 2002 for information regarding the current directors of the Company, the Committees of the Board and ownership of shares of the Company, which information is incorporated herein by reference.

EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names of each of the officers of the Company and all offices of the Company now held by each of them.

NAME                                   OFFICE HELD
----                                   -----------
ROBERT M. BUCHAN...................    Chairman and Chief Executive Officer
SCOTT A. CALDWELL..................    President and Chief Operating Officer
JERRY W. DANNI.....................    Vice President, Environmental Affairs
ARTHUR H. DITTO....................    Vice Chairman
CHRISTOPHER T. HILL................    Vice-President and Treasurer
JOHN W. IVANY......................    Executive Vice-President
GORDON A. MCCREARY.................    Vice-President, Investor Relations and
                                       Corporate Development
BRIAN W. PENNY.....................    Chief Financial Officer and
                                       Vice-President Finance
SHELLEY M. RILEY...................    Corporate Secretary
ALLAN D. SCHOENING.................    Vice-President, Human Resources and
                                       Community Relations
RONALD W. STEWART..................    Vice-President, Exploration


Robert M. Buchan has been the Chairman and Chief Executive Officer of Kinross since May 1993.

Scott A. Caldwell has been President and Chief Operating Officer since April 2002 and prior to that Mr. Caldwell was the Senior Vice-President of Surface Operations from June 1998 to April 2002. Prior to joining Kinross, Mr. Caldwell was Vice-President of Operations, Echo Bay Mines from 1996 to 1998 and Vice-President of Operations of Compania Minera Dona Ines de Collahuasi from 1995 to 1996.

Jerry W. Danni has been Vice President, Environmental Affairs of Kinross since July 2000. Prior to joining Kinross, Mr. Danni was Vice President of Environmental Affairs for Cyprus Climax Metals Company from 1994 to 1999.

Arthur H. Ditto has been the Vice Chairman of Kinross since April 2002 and prior to that Mr. Ditto was the Chief Operating Officer of Kinross from May 1993 to April 2002 and the President from November 1996 to April 2002.

Christopher T. Hill has been Vice-President, Treasurer since May 1998. Prior to that he was Treasury Manager, Barrick Gold Corporation from September 1994 to May 1998.

John W. Ivany has been Executive Vice-President of Kinross since July 1995.

Gordon A. McCreary has been Vice-President, Investor Relations and Corporate Development of Kinross since May 1993.

Brian W. Penny has been the Vice-President, Finance and Chief Financial Officer since May 1993.

Shelley M. Riley has been the Corporate Secretary of Kinross since June 1993.

Allan D. Schoening has been Vice-President, Human Resources and Community Relations for Kinross since July 1998. Prior to this he was Director, Human Resources for Barrick Gold Corporation from May 1995 to June 1998.

Ronald W. Stewart has been the Vice-President, Exploration of Kinross since March 2002. Prior to that date he was Director of Investor Relations for Placer from January 2000 to March 2002, Manager Mine Exploration for Placer from February 1998 to January 2000 and Country Exploration Manager, Indonesia for Placer from March 1996 to February 1998.

The number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of the Company as a group as at April 19, 2002, was 1,508,719 representing 0.42% of the outstanding common shares of the Company.

Other than the following, none of the directors or officers: (i) has been subject to corporate cease trade order or similar order in the past ten years
(ii) became bankrupt or was the director or officer of a company that became bankrupt in the last ten years (iii) has been subject to penalties or sanctions imposed by a court relating to Canadian securities legislation.

John Ivany, the Executive Vice President of the Company, was the subject of enforcement proceedings by the Alberta Securities Commission In Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of CDN$20,000. The Company is not a junior issuer under the applicable Alberta Securities Commission provisions.


ITEM 9: ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the
Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

          (i) one copy of this AIF, together with one copy of any document, incorporated by reference in this AIF;

          (ii) one copy of the consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim consolidated financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

          (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

          (v) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in the Company's consolidated financial statements for its most recently completed financial year.